   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1999.
                           REGISTRATION NO. 333-67399

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                         ABR INFORMATION SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                    FLORIDA                                         59-3228107
        (State or other jurisdiction of                (I.R.S. Employer Identification No.)
         incorporation or organization)

  34125 U.S. HIGHWAY 19 NORTH, PALM HARBOR, FLORIDA 34684-2141, (727) 785-2819
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                              JAMES E. MACDOUGALD
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         ABR INFORMATION SERVICES, INC.
  34125 U.S. HIGHWAY 19 NORTH, PALM HARBOR, FLORIDA 34684-2141, (727) 785-2819
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                With a copy to:

                             TODD B. PFISTER, ESQ.
                                FOLEY & LARDNER
                       100 NORTH TAMPA STREET, SUITE 2700
                              TAMPA, FLORIDA 33602
                                 (813) 229-2300
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

                                   PROSPECTUS

                                1,198,008 SHARES

                                   (ABR LOGO)

                                  COMMON STOCK


The common stock of ABR Information Services, Inc. is quoted on the Nasdaq National Market System under the symbol "ABRX." On February 12, 1999, the last reported sale price of our common stock on the Nasdaq National Market System was $19 7/16 per share.

                             ---------------------

The shares of common stock offered by this prospectus will be sold from time to time by the selling shareholders named in this prospectus. ABR will not receive any proceeds from the sale of shares by the selling shareholders.

                             ---------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING SHARES OFFERED BY THIS PROSPECTUS.

                             ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ---------------------

                The date of this prospectus is           , 1999.

                                  THE COMPANY


ABR, through its wholly-owned subsidiaries, is a leading provider of comprehensive benefits administration, payroll and human resource services to employers seeking to outsource these functions. "Outsourcing" means contracting with a third party to perform support services rather than performing such functions in-house. ABR's operating revenues currently are generated from three sources: employee health and welfare administration services; qualified plan administration services; and integrated human resource information system ("HRIS")/payroll administration services. All services are offered on either an "a la carte" or a total outsourcing basis, allowing customers to outsource certain benefits administration tasks which they find too costly or burdensome to perform in-house, or to outsource the entire benefits administration function.



The first source of ABR's operating revenue is providing employee health and welfare administration outsourcing services. In particular, we generate portability compliance services revenues primarily through qualifying event agreements with employers and capitation agreements with insurance companies. "Portability" means providing employees, through federal and state legislation and regulation (i.e., COBRA (the "Consolidated Omnibus Budget Reconciliation Act"), HIPAA (the "Health Insurance Portability and Accountability Act of 1996") and state-mandated continuation coverage), with the ability to continue their healthcare coverage after a change in employment status and to take certain benefits with them to new employers. In addition, we generate health and welfare administration services revenues by providing administration services for benefits provided to active employees, including open enrollment, employee enrollment and eligibility, and flexible spending account administration, as well as by providing administration services for benefits provided to retired and inactive employees, including retiree healthcare, disability, surviving dependent, family leave and severance benefits. Most services are offered both on a one-time and a continuous basis.



The second source of ABR's operating revenue is providing employee qualified plan administration services, including 401(k) plan administration, profit sharing administration, defined benefit plan administration, ESOP administration and Qualified Domestic Relations Order ("QDRO") administration.



The third source of ABR's operating revenue is providing integrated HRIS/payroll administration services. The payroll services offered by ABR include preparation and payment of pay checks and direct deposits, and processing of federal, state and local payroll taxes on behalf of clients and remitting such taxes to the appropriate taxing authorities when due. The HRIS services offered by ABR include comprehensive human resources recordkeeping services, such as employee job history, applicant tracking, training position management and benefits tracking capabilities.


ABR provides portability (primarily COBRA and HIPAA) services through the trade name CobraServ(R) and payroll and tax deposit services through the trade name PayAmerica(R). ABR employs approximately 1,400 people in marketing/operations centers in Florida, New Jersey, Virginia, Maryland, California, Wisconsin, Pennsylvania, Arizona, South Carolina and Colorado.

ABR's principal executive offices are located at 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684-2141, and its telephone number is (727)785-2819.

                                  RISK FACTORS

An investment in the common stock involves certain risks. You should consider carefully the following factors, in addition to the other information included in, or incorporated by reference into, this prospectus before investing in the shares.

Forward-looking statements contained in this prospectus are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward-looking statements. When used in this document and documents referenced herein, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to ABR are included to identify such forward-looking statements. These forward-looking statements are based largely on ABR's current expectations and are subject to a number of risks and uncertainties, including without limitation, those identified under "Risks Factors" and other risks and uncertainties indicated from time to time in ABR's filings with the SEC. Actual results could differ materially from these forward-looking statements.


FAILURE TO INCREASE MARKET SHARE OR EXPAND SERVICES DUE TO RESOURCE LIMITATIONS COULD ADVERSELY IMPACT ABR'S GROWTH



ABR's growth strategy depends in large part on its ability to increase its share of the market for various lines of benefits administration, payroll and human resource services and expand or enhance its lines of services in response to customer needs. For example, ABR recently expanded its operations, primarily through acquisition, to include integrated HRIS/payroll administration services. Like many companies that operate in a high growth environment, whether internally or through acquisition, ABR may not have sufficient financial, managerial or other resources to continue to implement its growth strategy or to otherwise maintain its historic rate of growth and profitability. If ABR were to encounter difficulties in increasing its market share for its current lines of benefits administration services or expanding its lines of services in response to customer needs, such difficulties could have a material adverse effect on ABR's business, financial condition and results or operations. For example, the failure by ABR to successfully design, develop, integrate and introduce on a timely basis new services or enhancements, such as those afforded by its Maximilian (previously referred to as "Max Version II") software platform, could prevent ABR from maintaining existing client relationships, gaining new clients or expanding its markets.



INTEGRATION AND FINANCIAL RISKS ASSOCIATED WITH RECENT ACQUISITIONS



ABR has completed seven acquisitions of benefits administration businesses since February 1, 1998. To date, ABR has not experienced significant unforeseen difficulties in integrating any of these acquisitions. Nevertheless, each of these acquisitions has resulted in various difficulties common to companies that have recently completed acquisitions, including the diversion of management's attention to the integration of the acquired businesses. The risks associated with the diversion of management's attention may be especially significant for ABR, however, because of the large number of acquisitions completed during the past year, the fact that several of these acquisitions involved the expansion of ABR's operations in areas where it had limited or no prior expertise, and the lack of managerial depth of some of the acquired businesses.



ABR's recent acquisitions pose various financial risks as well, most notably the amortization of intangible assets. While the amortization of intangible assets is common to companies that have recently completed acquisitions, it is of significant importance to ABR because of the types of intangible assets found in the benefits administration industry and the historically competitive acquisition market in that industry. In addition, there can be no assurances that the profitability levels of such acquired businesses will be consistent with the historical profitability levels of ABR.



POTENTIAL DIFFICULTIES IN IDENTIFYING, CONSUMMATING AND INTEGRATING FUTURE ACQUISITIONS



ABR's future growth may depend to some extent on its ability to successfully complete strategic acquisitions to expand or complement its existing operations. Thus, ABR intends to continue to pursue acquisitions of complementary businesses. ABR may not be able to identify, consummate or successfully integrate future acquisitions. Acquisitions involve significant risks which could have a material adverse effect on ABR, including the following:



- Diversion of management's attention to the integration of the businesses to be acquired



- Need to implement financial and other systems and add management resources



- Potential liabilities of the acquired business



- Unforeseen difficulties in the acquired operations



- Adverse short-term effects on ABR's operating results



- Dilutive effect of the issuance of additional equity securities



- Incurrence of additional debt



- Amortization of goodwill and other intangible assets


ABR may be unable to identify or consummate suitable acquisitions in the future. Furthermore, an acquisition may not achieve levels of revenue and profitability or otherwise perform as expected, or may not be consummated on acceptable terms to enhance shareholder value. Currently, ABR has no arrangements or understandings with any party with respect to any acquisition. ABR continues to monitor acquisition opportunities.


GROWTH PLACES SIGNIFICANT DEMANDS ON ABR'S RESOURCES AND INCREASES RISK OF LEGAL LIABILITY



ABR's business has grown significantly in size and complexity over the past four years, including the expansion of its operations, primarily through acquisitions, to encompass services other than portability compliance services. ABR's number of employees has increased from approximately 900 at the end of fiscal 1997 to approximately 1,400 at the end of fiscal 1998. This growth has placed, and is expected to continue to place, significant demands on ABR's management, information and processing systems, and internal controls. To meet such demands, ABR intends to continue to hire new employees, increase expenditures on research and development, and invest in new equipment and make other capital expenditures. In addition, ABR expects that it will need to develop further its financial and managerial controls and reporting systems and procedures to accommodate any future growth. Failure to expand any of the foregoing areas in an efficient manner could materially adversely affect, among other things, ABR's customer service and ability to comply with applicable legal requirements, which could subject ABR to substantial monetary penalties. Such consequences could, in turn, have a material adverse effect on ABR's business, financial condition and results of operations.


DEPENDENCE ON TREND TOWARD OUTSOURCING


ABR's business and growth depend in large part upon the trend toward "outsourcing." "Outsourcing" means that a company or other entity contracts with a third party, such as ABR, to provide support services. There can be no assurance that this trend will continue, as organizations may elect to perform such services themselves. A significant change in this trend could have a material adverse effect upon ABR's business, financial condition and results of operations. Additionally, there can be no assurance that ABR's cross-selling efforts will cause its customers to purchase additional services from ABR or adopt a single-source outsourcing approach.


DEPENDENCE ON KEY CUSTOMERS


ABR's loss of any of its large customers, including General Electric Company, could have a material adverse effect on ABR's business, financial condition and results of operations. Approximately 39.7%, 33.5% and 36.1% of ABR's revenues in fiscal 1996, 1997 and 1998, respectively, were attributable to ABR's ten largest customers. During fiscal 1996, 1997 and 1998, General Electric Company accounted for approximately 15.0%, 14.5% and 10.5%, respectively, of ABR's revenues. In December, 1995, ABR entered into a four-year contract with this customer. This contract was renewed for an additional three-year term in fiscal 1998.



DEPENDENCE ON PORTABILITY COMPLIANCE SERVICES AND ASSOCIATED REGULATORY
FRAMEWORK



ABR's business is highly dependent on portability compliance services related primarily to COBRA and HIPAA. "Portability" refers to the ability of employees to continue their healthcare coverage after a change in employment status and to take certain benefits with them to new employers. During each of the fiscal years ended July 31, 1996, 1997, and 1998, ABR derived approximately 69.9%, 65.6% and 54.7%, respectively, of its revenues from COBRA and HIPAA compliance services. Since its enactment in 1986, COBRA has been frequently amended by Congress, and is subject to judicial interpretation and regulations of the Internal Revenue Service, as well as interpretive releases promulgated by the Department of Labor. For example, the Internal Revenue Service recently adopted new COBRA regulations that will become effective January 1, 2000. HIPAA was enacted in 1996 and is also subject to amendment, interpretation and regulation. While the impact of future legislative and regulatory changes affecting COBRA and HIPAA cannot be determined, any material modification of the federal laws and regulations governing such statutes could have, and the enactment of laws or regulations substantially reducing or eliminating COBRA, HIPAA, or similar continuation benefits would have, a material adverse effect on ABR's business, financial condition and results of operations.

RISKS ASSOCIATED WITH LOSS OR INTERRUPTION OF INFORMATION PROCESSING
CAPABILITIES


ABR's business is dependent on its ability to store, retrieve, process and manage significant databases, and to periodically expand and upgrade its information processing capabilities. Interruption or loss of ABR's information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure or damage to ABR's headquarters and systems caused by fire, hurricane, lightning, electrical power outage or other disruption could have a material adverse effect on ABR's business, financial condition and results of operations.



ABR's principal computer equipment and software systems are maintained at its headquarters in the Tampa/St. Petersburg metropolitan area. ABR's primary data center is located in Florida. Florida is especially prone to severe weather, including thunderstorms, flooding and hurricanes. The data center is protected by a fire extinguishing system and is supported by two centralized UPS (uninterruptible power supply) systems that provide short-term battery backup in the event of a power outage, reduced voltage or power surge, and dual phone and electric feeds from adjacent, but separate, power grids. Further back-up power is supplied for the primary data center by a diesel powered generator, which could continuously power the data center for 5-7 days. In addition, the facility which houses the data center is built to withstand 130+ mile per hour wind and is approximately 35 feet above sea level. Multiple layers of password and access authorization are imposed to prevent unauthorized access, use or distribution of information. ABR maintains log-in records of all users, restricts certain key record fields and maintains audit trail records of all changes. Software and related data files are backed up three times a day and stored off-site at multiple locations.



Although ABR maintains business interruption insurance providing for three months of operations with an aggregate limit of $2.0 million per occurrence, there can be no assurance that such insurance will:



- continue to be available



- continue to be available at reasonable prices



- cover all such losses



- be sufficient to compensate ABR for losses due to its inability to provide services to its customers.


RELIANCE ON TECHNOLOGY AND COMPUTER SYSTEMS


ABR provides the majority of its services to customers using proprietary software that is owned by ABR and not licensed to others. ABR utilizes certain third-party software to service a portion of its qualified plans operations. There can be no assurance that any of ABR's information processing systems will be adequate to meet its future needs or that ABR will be able to incorporate new technology to enhance and develop its existing services.


ABR's major programming initiatives include Maximilian, which includes an enhanced enrollment and eligibility software platform, and Freedom, an enhanced integrated HRIS/ payroll platform which will be linked with ABR's other service lines through Maximilian. When completed, Maximilian is expected to supersede ABR's existing eligibility and enrollment software and add greater synergy and scalability to its existing product lines. No assurances can be given, however, that Maximilian or Freedom will perform as anticipated or will be adequate to meet ABR's or its customers' future needs. Certain elements of Maximilian were placed on-line in October 1998 and further programming is expected to continue through calendar 1999. Nevertheless, there can be no assurances that the development and implementation of Maximilian will be completed on a timely and cost-effective basis, and the failure to do so could have a material adverse effect on ABR's business, financial condition and results of operations.


DEPENDENCE ON SENIOR MANAGEMENT


The success of ABR is largely dependent upon the efforts, direction and guidance of its senior management. ABR's continued growth and success also depend in part on its ability to attract and retain skilled employees and managers, and on the ability of its executive officers and key employees to manage its operations successfully. The loss of any of ABR's senior management or key personnel, and in particular, James E. MacDougald, Chairman of the Board, President and Chief Executive Officer, or its inability to attract and retain key employees in the future, could have a material adverse effect on ABR's business, financial condition and results of operations. ABR has entered into employment agreements and/or employment and severance agreements with certain of its executive officers. ABR also maintains key man life insurance policies on James E. MacDougald, Chairman of the Board, President and Chief Executive Officer, and James P. O'Drobinak, Senior Vice President and Chief Financial Officer, in the amount of $2.0 million and $300,000, respectively.


EXISTENCE OF SUBSTANTIAL COMPETITION


The markets for ABR services are highly competitive, subject to rapid change and significantly affected by new service introductions and other market activities of industry participants. Increased competition, pricing pressures, loss of market share, the loss of clients and the failure of ABR to compete successfully could have a material adverse effect on ABR's business, financial condition and results of operations.



With respect to benefits administration services, ABR's existing competitors include insurance companies, third-party administrators and other outsourcing service companies. Certain of ABR's existing competitors, as well as a number of potential competitors, have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger number of clients than ABR. In addition to ABR's competitors, services offered by ABR are often provided in-house. Consequently, outsourcing of benefits administration and payroll services may require ABR's potential customers to reduce, reassign or eliminate in-house benefits administration or human resources personnel. Such personnel often have an interest in maintaining these responsibilities in-house. ABR has experienced, and expects to continue to experience, competition from new entrants into its markets.


ABR believes that the most significant competitive factors in the sale of its services include quality, reliability of services and integrity of data provided, flexibility in tailoring services to client needs, assumption of certain responsibilities for compliance with complex laws and regulations, experience, reputation, comprehensive services, integrated services and price.

POTENTIAL LEGAL LIABILITY AS A PORTABILITY ADMINISTRATOR

ABR is subject to potential legal liability as a provider of portability compliance services. As a provider of COBRA compliance services, ABR is subject to excise taxes for noncompliance with certain provisions of COBRA. Under current federal laws, the maximum amount of such taxes that may be imposed on ABR in any taxable year for unintentional violations of COBRA is $2.0 million. In addition to the excise tax liability that may be imposed on ABR, substantial excise taxes may be imposed under COBRA on ABR's customers. Under ABR's service agreements with its customers, ABR assumes financial responsibility for the payment of such taxes assessed against its customers arising out of ABR's failure to comply with COBRA, unless such taxes are attributable to the customer's failure to comply with COBRA or with the terms of its agreement with ABR. In addition to liability for excise taxes for noncompliance with COBRA, ABR accepts financial responsibility for certain liabilities incurred by its customers that are attributable to ABR's failure to comply with COBRA or to fulfill the terms of its obligations to its customers under its agreements. These liabilities could, in certain cases, be substantial. Although there can be no assurance that ABR will not incur any material liability for non-compliance with COBRA or for its failure to comply with its agreement with any customer, as of the date of this prospectus ABR has not incurred any such material liability. The imposition of such liability on ABR in excess of any available insurance coverage could have a material adverse effect on ABR's business, financial condition and results of operations.

As a provider of HIPAA compliance and administration services, ABR is subject to ERISA penalties for noncompliance with certain provisions of HIPAA. Under ABR's service agreements with its customers, ABR assumes financial responsibility for the payment of penalties assessed against its customers arising out of the ABR's failure to comply with HIPAA, unless such penalties are attributable to the customer's failure to comply with HIPAA or with the terms of its agreement with ABR. Under ERISA, employers that are subject to HIPAA are liable for penalties at the rate of $110 per "qualified beneficiary" for each day during which the customer's group healthcare plan is in noncompliance. These liabilities could, in certain cases, be substantial. Although there can be no assurance that ABR will not incur any material liability for noncompliance with HIPAA or for its failure to comply with its agreement with any customer, as of the date of this prospectus ABR had not incurred any such material liability. The imposition of such liability on ABR in excess of any available insurance coverage could have a material adverse effect on ABR's business, financial condition and results of operations.

RISKS ASSOCIATED WITH PAYROLL TAX FILING SERVICE AND BENEFITS ADMINISTRATION SERVICES

ABR's payroll tax filing service is subject to various risks resulting from errors and omissions in filing client tax returns and paying tax liabilities owed to tax authorities on behalf of clients. ABR's clients transfer to ABR contributed employer and employee tax funds. ABR processes the data received from the clients and remits the funds along with a tax return to the appropriate tax authorities when due. Tracking, processing and paying such tax liabilities is complex. Errors and omissions have occurred in the past and may occur in the future in connection with such service. ABR is subject to large cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. However, liabilities associated with such penalties could have a material adverse effect on ABR's business, financial condition and results of operations. There can be no assurance that ABR's reserves or insurance for such penalties will be adequate. In addition, failure by ABR to make timely or accurate tax return filings or pay tax liabilities when due on behalf of clients may damage ABR's reputation and could adversely affect its relationships with existing clients and its ability to gain new clients.

ABR's payroll tax filing service is also dependent upon government regulations, which are subject to continual changes. Failure by ABR to implement these changes into its services and technology in a timely manner could have a material adverse effect on ABR's business, financial condition and results of operations. In addition, since ABR derives significant revenue from interest earned from investment of collected but unremitted payroll tax funds, changes in policies relating to withholding federal or state income taxes or reduction in the time allowed for taxpayers to remit payment for taxes owed to government authorities could have a material adverse effect on ABR's business, financial condition and results of operations.

ABR's benefits administration services are subject to various risks resulting from errors and omissions in processing and filing COBRA or other benefit plan forms in accordance with governmental regulations and respective plans. ABR processes data received from employees and employers and is subject to penalties for any late or misfiled plan forms. There can be no assurance that ABR's reserves or insurance for such penalties will be adequate. In addition, failure to properly file plan forms would have a material adverse effect on ABR's reputation, which could adversely affect its relationships with existing clients and its ability to gain new clients. ABR's benefits administration services are also dependent upon government regulations. These regulations are subject to continuous changes that could reduce or eliminate the need for benefits administration services.

ABR has access to confidential information and to client funds. As a result, ABR is subject to potential claims by its clients for the actions of ABR's employees arising from damages to the client's business or otherwise. ABR's fidelity bond and errors and omissions insurance may not be adequate to cover any such claims. Such claims could have a material adverse effect on ABR's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INVESTMENT OF CLIENT FUNDS

ABR invests funds, including payroll tax funds transferred to it by clients and COBRA premiums paid by continuants, until ABR remits the funds to tax authorities or back to the continuants' former employers, respectively, when due. ABR typically invests these funds, as well as its own cash balances, in short-term financial instruments such as AA or better rated fixed-income municipal instruments. These investments are exposed to several risks, including credit risks from the possible inability of the borrowers to meet the terms of their obligations under the financial instruments. ABR would be liable for any losses on such investments, and such losses could have a material adverse effect on ABR's business, financial condition and results of operations.

SEASONALITY OF CERTAIN SERVICE LINES

Certain of ABR's service lines are characterized by significant seasonality. As a result, ABR's revenue will be subject to seasonal fluctuations, with the largest increases in annual revenue occurring in ABR's second and third fiscal quarters. During these quarters, new customers beginning flexible spending accounts, qualified plans and payroll services are likely to start services with ABR to coincide with the start of the tax (i.e., calendar) year. Also, qualified plans and payroll services customers generally require additional compliance-related work after the end of the tax year. Open enrollment services similarly occur annually, generally prior to the start of the new benefits (i.e., calendar) year.

INABILITY TO ATTRACT AND RETAIN EXPERIENCED PERSONNEL MAY ADVERSELY IMPACT ABR'S BUSINESS


ABR's success depends to a significant degree on its ability to attract and retain experienced employees. There is substantial competition for experienced personnel, which ABR expects to continue. Many of the companies with which ABR competes for experienced personnel have greater financial and other resources than ABR. ABR has in the past and may in the future experience difficulty in recruiting sufficient numbers of qualified personnel. In particular, ABR's ability to find and train employees is critical to ABR's ability to achieve its growth objectives. The inability of ABR to attract and retain experienced personnel as required could have a material adverse effect on ABR's business, financial condition and results of operations.


LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


ABR's success is dependent in part upon its proprietary software technology. ABR relies upon a combination of contract provisions and trade secret laws to protect its proprietary technology. ABR attempts to protect its trade secrets and other proprietary information through agreements with employees and consultants. ABR does not hold any patents and does not have any patent applications pending. The steps taken by ABR to protect its proprietary technology may not be adequate to deter misappropriation of its proprietary rights or third-party development of similar proprietary software. Similarly, there can be no assurance that ABR's services and technology do not infringe upon any existing patents, copyrights or other proprietary rights of others, or that third parties will not assert infringement claims in the future. If any such claims are asserted and upheld, the costs of defense could be substantial and any resulting liability to ABR could have a material adverse effect on its business, financial condition and results of operations.


DEPENDENCE ON THIRD-PARTY PROVIDERS TO DELIVER CHECKS

ABR depends on third-party courier services to deliver paychecks to clients. Such courier services have been in the past and may be in the future unable to timely pick up or deliver the paychecks from ABR to its clients for a variety of reasons, including employee strikes, storms or other adverse weather conditions, earthquakes or other natural disasters, logistical or mechanical failures or accidents. Failure by ABR to deliver client paychecks on a timely basis could damage ABR's reputation and have a material adverse effect on ABR's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. In 1996, ABR initiated the process of modifying its existing software programs to become Year 2000 compliant. Management has determined that the Year 2000 issue will not pose a significant operational problem for its computer systems.

ABR is utilizing both internal and external resources to test and reprogram, or replace, its software for Year 2000 compliance. ABR is also in the process of identifying non-IT systems in which Year 2000 problems could be embedded, testing those systems for Year 2000 compliance, and correcting or replacing those systems having Year 2000 problems. ABR anticipates completing the Year 2000 project for both IT and non-IT systems no later than March 1999, which is prior to any anticipated impact on its operating systems. The total cost of the Year 2000 project is estimated at approximately $250,000. Approximately $150,000 in costs has been incurred to date. These costs are being funded through operating cash flows and are not expected to have a material effect on ABR's results of operations. All costs associated with this conversion are being expensed as incurred.

The cost of the project and the date on which ABR believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

ABR has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which ABR's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. While some suppliers and customers have responded affirmatively, a majority have not as yet provided the necessary feedback. There can be no guarantee that the systems of other companies on which ABR's systems rely will be timely converted and, thus, will not have a material adverse effect on ABR's systems and, in turn, ABR's business, financial condition and results of operations.

ABR believes that its primary risks relating to the Year 2000 issues are those that it cannot directly control, including the readiness of its major suppliers, customers, service providers and service providers that supply customer information. Failure on the part of these entities to timely remediate their Year 2000 issues could result in disruptions in ABR's ability to provide services, disruption in its customers' ability to conduct business and interruptions to ABR's daily operations. Management believes that its exposure to third-party risk may be minimized to some extent because it does not rely significantly on any one supplier, customer, service provider or service provider that supplies customer information. There can be no assurance, however, that the systems of other unrelated entities on which ABR's systems and operations rely will be corrected on a timely basis and, thus, will not have a material adverse effect on ABR's business, financial condition and results of operations.

ABR does not currently have formal contingency plans relating to third-party Year 2000 issues or a timetable for implementing any such plans. Contingency plans will be established, if they are deemed necessary, after ABR has adequately assessed the impact on its operations should third parties fail to properly remediate their computer systems. Contingency plans would include such items as obtaining agreements with alternative suppliers, determining alternative methods to facilitate the receipt and dissemination of customer information and/or manually processing customer information previously processed in an automated manner.

POSSIBLE ADVERSE EFFECT OF NATIONAL AND STATE HEALTH CARE REFORM PROPOSALS

The extent and type of government support for healthcare services, as well as the extent and type of health insurance benefits that employers are required to provide employees, have been the subject of intense scrutiny and debate in recent years at both the national and state levels. Changes in government support of healthcare services or the regulations governing such services, including regulations governing the adoption of a single payor system, the methods by which services are delivered, and the prices for services or reimbursements of fees, could all have a material adverse effect on ABR's business, financial condition and results of operations.

ANTI-TAKEOVER CONSIDERATIONS

ABR's Bylaws divide the Board of Directors into three classes serving staggered three-year terms. The staggered Board of Directors and the anti-takeover effects of certain provisions contained in the Florida Business Corporation Act and in ABR's Articles of Incorporation and Bylaws, including, without limitation, the ability of the Board of Directors of ABR to issue shares of preferred stock and to fix the rights and preferences thereof, may have the effect of delaying, deferring or preventing an unsolicited change in the control of ABR, which may adversely affect the market price of the common stock.

VOLATILITY OF STOCK PRICE MAY RESULT IN LOSS OF INVESTMENT

The common stock has experienced significant volatility in its market price since ABR's initial public offering in May 1994. ABR believes that market prices of information technology and benefits administration stocks in general have experienced volatility, which could affect the market price of ABR's common stock regardless of ABR's financial results or performance. ABR further believes that various factors such as general economic conditions, changes or volatility in the financial markets, changing market conditions in the benefits administration outsourcing industry, and quarterly or annual variations in ABR's financial results, could cause the market price of the common stock to fluctuate substantially in the future.

FUTURE PAYMENT OF DIVIDENDS IS HIGHLY UNLIKELY

ABR has never declared or paid any cash dividends on its common stock. ABR currently anticipates that all of its earnings will be retained for development and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any payments of future dividends and the amounts thereof will be dependent upon ABR's earnings, financial requirements and other factors deemed relevant by the Board of Directors.

                                USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of shares of common stock.

                              SELLING SHAREHOLDERS


The following table sets forth certain information concerning the selling shareholders. Unless otherwise indicated below, each of the selling shareholders is an employee of PayAmerica and has been since prior to the PayAmerica acquisition.



                                 SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                        OWNED            MAXIMUM           OWNED AFTER
                                  PRIOR TO OFFERING     NUMBER OF          OFFERING(1)
                                 -------------------   SHARES BEING    -------------------
             NAME                 SHARES     PERCENT     OFFERED       SHARES     PERCENT
             ----                ---------   -------   ------------    -------    --------
Joseph M. Speroni(2)...........    219,857       *        219,857        --         --
Paul J. Speroni(3).............    238,995       *        238,995        --         --
Robert S. Speroni(4)...........    169,526       *        169,526        --         --
Stephen J. Speroni.............     63,229       *         63,229        --         --
Joseph F. Speroni..............     63,229       *         63,229        --         --
David M. Speroni...............     63,229       *         63,229        --         --
Richard B. Speroni.............     63,229       *         63,229        --         --
Rex Haverty(5).................    112,029       *        112,029        --         --
E. Hale Waller(6)..............    126,966       *        126,966        --         --
Nikky Losapio..................     59,749       *         59,749        --         --
Christopher Mantua(7)..........     17,970       *         17,970        --         --
          Total................  1,198,008     4.2%     1,198,008        --         --


-------------------------
   * Less than 1%.
(1) The selling shareholders may sell from time to time all or a portion of the shares being offered. The amounts shown assume the sale of all the shares being offered by each selling shareholder.
(2) Joseph M. Speroni was Chairman of the Board and President of PayAmerica prior to the PayAmerica acquisition and has served as President of PayAmerica since such acquisition.
(3) Paul J. Speroni is the Vice President -- Sales/Marketing of PayAmerica and has served in such capacity since prior to the PayAmerica acquisition.
(4) Robert S. Speroni is the Vice President -- Information Systems of PayAmerica and has served in such capacity since prior to the PayAmerica acquisition.

(5) Rex Haverty was an officer of PayAmerica prior to the PayAmerica acquisition and has since retired.


(6) E. Hale Waller is the Vice President -- Operations of PayAmerica and has served in such capacity since prior to the PayAmerica acquisition.


(7) Christopher Mantua is the Vice President -- Client Implementation and Training of PayAmerica and has served in such capacity since prior to the PayAmerica acquisition.

                              PLAN OF DISTRIBUTION


The shares may be sold from time to time by the selling shareholders. Such sales may be made in the over-the-counter market or on one or more exchanges, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, or to one or more underwriters for resale to the public. The shares may be sold in one or more of the following ways:



- a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction



- purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus



- an exchange distribution in accordance with the rules of such exchange



- ordinary brokerage transactions and transactions in which the broker solicits purchasers


- an underwritten public offering.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

Brokers or dealers may be entitled to indemnification by the Company and the selling shareholders against certain liabilities, including liabilities under the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Annual Report on Form 10-K for the fiscal year ended July 31, 1998;

     2. Quarterly Report on Form 10-Q for the three months ended October 31,
1998;

     3. Proxy Statement, dated November 16, 1998, for the 1998 Annual Meeting of Shareholders; and

     4. The description of the common stock set forth in the Registration Statement on Form 8-A dated May 25, 1994.

You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

          ABR Information Services, Inc.
          34125 U.S. Highway 19 North
          Palm Harbor, Florida 34684-2141
          (727) 785-2819

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

The validity of the shares of common stock to which this prospectus relates will be passed upon for ABR by Foley & Lardner, Tampa, Florida.

                                    EXPERTS

The consolidated financial statements and schedule of ABR included in ABR's Annual Report on Form 10-K for the year ended July 31, 1998 have been audited by Grant Thornton LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ABR, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ABR SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           -------------------------

                               TABLE OF CONTENTS

                           -------------------------


                                   PAGE
                                   ----
The Company......................    2
Risk Factors.....................    3
Use of Proceeds..................   13
Selling Shareholders.............   14
Plan of Distribution.............   15
Where You Can Find More
  Information....................   15
Legal Matters....................   16
Experts..........................   16


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,198,008 Shares

                                   (ABR LOGO)

                                  Common Stock
                           -------------------------

                                   PROSPECTUS

                           -------------------------
                                           , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission filing fee...............  $ 5,392.02
Accountants' fees and expenses..............................   10,000.00
Legal fees and expenses.....................................   20,000.00
Printing fees...............................................   20,000.00
Miscellaneous...............................................    5,000.00
                                                              ----------
          Total.............................................  $60,392.02
                                                              ==========

-------------------------

All of the fees, costs and expenses set forth above will be paid by ABR. Other than the SEC filing fee, all fees and expenses are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

ABR's Articles of Incorporation and Bylaws provide that ABR shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, ABR may enter into Indemnification Agreements with its directors and executive officers in which ABR has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

The indemnification provided by the Florida Business Corporation Act and ABR's Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

ABR may obtain a liability insurance policy for its directors and officers as permitted by the Florida Act which may extend to, among other things, liability arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER         EXHIBIT DESCRIPTION
-------        -------------------
  4.1      --  Specimen Certificate for the Common Stock of ABR Information
               Services, Inc.*
  5.1      --  Opinion of Foley & Lardner as to the legality of the
               securities.**
 23.1      --  Consent of Foley & Lardner (included in Exhibit 5.1).**
 23.2      --  Consent of Grant Thornton LLP.
 24.1      --  Power of Attorney.**

-------------------------

 * Previously filed as part of ABR's Form S-1 Registration Statement (No. 33-76922) dated May 26, 1994 and incorporated herein by reference.
** Previously filed.

ITEM 17.  UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and ((1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (5) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 19340 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to e the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Harbor, State of Florida, on this 15th day of February, 1999.


                                       ABR INFORMATION SERVICES, INC.

                                       By:      /s/ JAMES E. MACDOUGALD
                                          --------------------------------------
                                           James E. MacDougald
                                           Chairman of the Board, President and,
                                           Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                 TITLE                       DATE
                ---------                                 -----                       ----
         /s/ JAMES E. MACDOUGALD            Chairman of the Board, President    February 15, 1999
------------------------------------------  and Chief Executive Officer and
           James E. MacDougald              Director (Principal Executive
                                            Officer)

         /s/ JAMES P. O'DROBINAK            Senior Vice President and Chief     February 15, 1999
------------------------------------------  Financial Officer (Principal
           James P. O'Drobinak              Financial and Accounting Officer)

                  *                         Senior Vice President, Secretary    February 15, 1999
------------------------------------------  and Director
Suzanne M. MacDougald

                  *                         Director                            February 15, 1999
------------------------------------------
Thomas F. Costello

                  *                         Director                            February 15, 1999
------------------------------------------
Mark M. Goldman

                  *                         Director                            February 15, 1999
------------------------------------------
Peter A. Sullivan

*By: /s/ JAMES P. O'DROBINAK
------------------------------------------
     James P. O'Drobinak
     Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         EXHIBIT DESCRIPTION
-------        -------------------
  4.1      --  Specimen Certificate for the Common Stock of ABR Information
               Services, Inc.*

  5.1      --  Opinion of Foley & Lardner as to the legality of the
               securities.**

 23.1      --  Consent of Foley & Lardner (included in Exhibit 5.1).**

 23.2      --  Consent of Grant Thornton LLP.

 24.1      --  Power of Attorney.**

-------------------------

 * Previously filed as part of ABR's Form S-1 Registration Statement
   (Reg. No. 33-76922) dated May 26, 1994 and incorporated herein by reference.

** Previously filed.

                                       S-1